Exhibit 2

In the matter of:
Vuance Ltd. (hereinafter: Vuance) Company No. 520044074
_________________________________________________
Represented by Shnitzer, Gotlieb, Samet & Co., attorneys-at-law
7 Menachem Begin Road, Ramat Gan (Beit Gibor Sport)
Tel: 03-6113000, Fax: 03-6113001

POWER-OF-ATTORNEY

I, the undersigned, hereby appoint _____________________ as my representative at the Meeting of Creditors Secured / Preferential / Unsecured (delete the inapplicable) of Vuance or at any other deferred meeting to vote:

☐      in favor of the proposed creditors’ arrangement.

☐      against the proposed creditors’ arrangement.

☐      at his discretion, as he shall see fit in the circumstances and in view of the data as given to him at the Creditors’ Meeting.

Creditor Name : _______	Date:__________	________________
Signature

Confirmation of Attorney

I, the undersigned, ________________ hereby confirm that this power-of-attorney was lawfully signed by Mr. / Ms. _________________________, bearer of identity certificate number ________, in the name of the Creditor ______________,

Date: ________________	_______________________
Adv.